Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2005

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Information and results for the first quarter 2005, May 04, 2005	3

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.
(BOVESPA:UGPA4/NYSE: UGP)

INFORMATION AND RESULTS FOR THE FIRST QUARTER 2005
(São Paulo, Brazil, May 4, 2005)

ULTRAPAR’S NET EARNINGS SOAR 60% IN THE FIRST QUARTER OF 2005 AS A RESULT
OF NEW CONTRACTS / CLIENTS AND STRENGTH OF THE BRAZILIAN ECONOMY

➢	ULTRAPAR’S EBITDA AMOUNTED TO R$ 168.2 MILLION IN 1Q05, AN INCREASE OF 23% COMPARED TO THE SAME PERIOD OF LAST YEAR
➢	NET EARNINGS IN 1Q05 AMOUNTED TO R$ 100.8 MILLION, UP 60% COMPARED TO 1Q04

     “It is with great satisfaction that we completed Ultrapar's share offering in the last few days, confirming our commitment to the capital markets, and today we announce 1Q05 results with a 60% increase in net earnings. The performance achieved in this quarter reflects our balanced business mix and their conduction in accordance with each individual pace. We continue to maintain consistent and growing earnings, benefiting from the new clients won and the growth in the Brazilian economy, although such growth was not as broad-based in this quarter.”

Paulo G. A. Cunha – CEO

Ultrapar Participações S.A. UGPA4 = R$ 42.98 / 1000 share UGP = US$ 15.96 / ADR (March 31, 2005)

1st Quarter 2005

Summary of the 1st Quarter 2005

Ultrapar, a company engaged in distribution of LPG (Ultragaz), production of chemicals (Oxiteno) and logistics services for chemical products and fuels (Ultracargo), hereby reports the following results for the first quarter of 2005:

Economic-Financial Data Ultrapar Consolidated	1Q05		1Q04	4Q04	Δ(%) 1Q05x1Q04	Δ(%) 1Q05x4Q04

Net Sales and Services	1,137		1,051	1,220	8%	(7%)
Gross Profit	259		217	288	19%	(10%)
Operating Profit	123		94	142	31%	(13%)
EBITDA	168		137	186	23%	(10%)
Net Income	101		63	110	60%	(8%)
Earnings per 1000 shares	1.31	*	0.91	1.57	45%	(17%)

Amounts in R$ million (except EPS)

* Calculated based on the weighted average of the number of shares outstanding during the period

Operational Data - Ultragaz	1Q05		1Q04	4Q04	Δ(%) 1Q05x1Q04	Δ(%) 1Q05x4Q04

Total Volume (‘000 tons)	355		372	380	(4%)	(6%)
Bottled	239		254	258	(6%)	(7%)
Bulk	116		118	122	(2%)	(5%)

Operational Data - Oxiteno	1Q05		1Q04	4Q04	Δ(%) 1Q05x1Q04	Δ(%) 1Q05x4Q04

Total Volume (‘000 tons)	120		110	127	10%	(6%)
Sales in Brazil	84		77	92	9%	(9%)
Sales outside Brazil	36		33	35	11%	4%

Operational Data - Ultracargo	1Q05		1Q04	4Q04	Δ(%) 1Q05x1Q04	Δ(%) 1Q05x4Q04

Effective Storage (‘000 m3)[1]	218		200	208	9%	5%
Effective Storage (‘000 m2)[1]	9.9		5.2	8.4	92%	18%
Total Kilometrage (million)	12.8		11.6	13.0	11%	(1%)

1 Monthly average

1st Quarter 2005

Highlights

➢	S&P brAA+ rating – On March 9, 2005, Standard & Poor’s Rating Services attributed the corporate credit rating brAA+ to Ultrapar and to the company's debenture issue. According to Standard & Poor’s, "Despite the exposure of the group to the volatility in the local economy, the “brAA+” rating attributed to Ultrapar is one degree above the sovereign rating of “brAA” attributed to the Brazilian Federal Republic. This fact is due, principally to the combination of fundamentals within the company’s business, with its solid financial position. The fundamentals of Ultrapar's operations are good when evaluated separately and extremely strong when looked at in combination...”.

➢	Debenture Issue – On April 8, 2005, Ultrapar completed its first issue of debentures, for the total amount of R$ 300 million with a term of 3 years, at a rate of 102.5% of CDI, representing the lowest cost for a corporate issue with same tenor by non-financial institutions in the last 5 years. The proceeds are expected to be used to retire shorter-term debt.

➢	Secondary Offering of Preferred Shares – On April 12, 2005, the secondary offering of Ultrapar’s preferred shares was priced at R$ 40.00/1000 shares (US$ 15.44/ADR). The secondary offering totaled approximately 7.9 billion shares and amounted to approximately R$ 314 million. In addition, on April 27, 2005, the Coordinators of the offer exercised the over- allotment option (green shoe) in full, corresponding to 15% of the secondary offering, through the subscription of new preferred shares, increasing the company’s total capital by R$ 47 million. As a result of this operation, Ultrapar's free float increased from 26% of the company's total capital to 39%, fostering the increase in Ultrapar's preferred shares liquidity, so meeting the demands of the capital markets.

Ultrapar in the Macroeconomic Scenario

After ending 2004 with one of the most robust and broad-based growth performance in the last few years, the Brazilian economy showed more uneven pace in the first two months of 2005. The industrial sector reported growth of 5.2% in the two-month period, led by the automotive, electronics and communication equipment segments, which together saw growth of over 10%, while the expansion in the semi-durable and non-durable segments, such as shoes, textiles and foods, was more modest - below 5%. Brazil's retail trade performance saw lower growth than that seen in 2004, a probable consequence of the successive increases in the Brazilian basic interest rate.

Despite the slowdown in some of the markets served by Oxiteno, the company's EBITDA soared 63% when compared to the 1Q04, as a result of new clients won during 2004, an improved sales mix in external markets and the level of international prices.

At Ultragaz, the continuation of programmed restructuring of the network of dealers in the Central Southern markets and a nominal retraction of 3% in the LPG market led to an EBITDA 21% lower than in the 1Q04.

Ultracargo reported an improvement in its operational performance as a result of its new operations, among which are the distribution of fuel and compressed natural gas. However, as such new operations are still in the maturing phase, Ultracargo's EBITDA remained flat in relation to the same quarter in 2004.

On a consolidated basis, Ultrapar's EBITDA amounted to R$ 168 million in this quarter, an increase of 23% compared to 1Q04. The company's EBITDA margin widened from 13% in the first quarter of 2004 to 15% in the first quarter of 2005. In relation to the 4Q04, Ultrapar s EBITDA showed a 10% reduction due to seasonal factors, which affect Ultrapar’s volume of activity and the rest of the Brazilian economy in general in the first quarters.

1st Quarter 2005

Quarterly EBITDA History
(R$ million)

Operational Performance

Ultragaz. The Brazilian LPG market saw a nominal reduction of 3% in 1Q05, compared to 1Q04, due to the lower number of working days in the period, a consequence of the greater concentration of holidays in this first quarter. On a same number of working days basis, the market remained unchanged.

Comparing the two first quarters, Ultragaz's total sales volume decreased by 4%, a consequence of the fewer working days in the period and the restructuring of the network of dealers that began in 4Q04, resulting in a sales volume reduction of 6%, or 15,000 tons, in the bottled segment, served principally by 13kg cylinders. Considering a similar working day comparison, Ultragaz’s sales volume presented a 2% reduction in the same period.

In the bulk segment, which mainly serves the commercial and industrial sectors, there was a reduction of 2%, or 2,000 tons, comparing the same period of 2004. However, comparing an equal number of working days, the sales volume in the bulk segment was up by 1%.

In relation to 4Q04, the LPG market suffered seasonal reduction of 8%, while Ultragaz sales volume fell by a lower rate – 6%.

Oxiteno. Oxiteno is the only producer of ethylene oxide and its main derivatives in Mercosur, being also a large producer of specialty chemicals. Oxiteno caters to various segments of the market, particularly agrochemicals, foods, cosmetics, leather, detergent, PET packaging, textiles, paints and varnishes, as well as brake fluids

Oxiteno's total sales volume amounted to 120,000 tons in 1Q05, an increase of 10% in relation to 1Q04, a period during which production was lower, due to a programmed shutdown in its Camaçari plant for a scheduled substitution of catalyzers, reducing the volume exported. Sales to the domestic

1st Quarter 2005

market totaled 84,000 tons, an increase of 9% in relation to 1Q04, driven mainly by new contracts signed during 2004 and the increase in sales to the cosmetic and detergent segments. Sales outside Brazil amounted to 36,000 tons, an increase of 11% in relation to 1Q04, a consequence of winning new clients in Argentina and the expansion of 26% in sales volume at Canamex.

In comparison to the last quarter in 2004, sales volume dropped by 6%, basically due to seasonal factors

Sales Volume – Oxiteno (’000 tons)

Ultracargo. Ultracargo is leader in integrated logistics for chemical products and fuels for third parties in Brazil. Among the solutions offered by the company are transport services, for which it operates its own fleet of vehicles, as well as those of third parties, and storage, with storage installations at port terminals and railroad junctions.

The increase in the volume of operations at Ultracargo in the first quarter of 2005 was largely a result of the new operations which began in 2004, both in the area of storage, as well as transport. The average storage of liquids and gases increased by 9%, while the storage of solids increased 92%, comparing the first quarters. In the same period, the kilometrage traveled increased 11%.

Economic-Financial Performance

Net sales and services - The consolidated net sales and services of Ultrapar in 1Q05 amounted to R$ 1,137 million, an increase of 8% in relation to the same quarter in 2004.

Net Sales and Services (in R$ million)

1st Quarter 2005

Ultragaz – Net sales and services at Ultragaz was 5% lower in 1Q05, in line with the reduction in sales volume, given that prices remained unchanged.

Oxiteno – Net sales and services totaled R$ 423 million in 1Q05, an increase of 36% compared to 1Q04, principally as a consequence of (i) increased sales volume; (ii) the improved sales mix, increasing export sales to Argentina, where prices are very close to those in the domestic market and (iii) the rise in international commodity prices.

Ultracargo – Net sales and services totaled R$ 54 million, corresponding to an increase of 21% in relation to 1Q04, the consequence of a the increased volume of operations and contractual tariff readjustments.

Cost of Sales and Services (COGS) – Ultrapar's cost of sales and services amounted to R$ 878 million in 1Q05, an increase of 5% in relation to 1Q04.

Ultragaz – The cost of sales and services in 1Q05 was 4% lower when compared to 1Q04, due principally to the decrease in sales volume in the period.

Oxiteno – The cost of sales and services for Oxiteno in 1Q05 totaled R$ 271 million, an increase of 30% in relation to 1Q04, principally as a result of the increase in volume sold and the rise in the price of naphtha in the international market, which had an impact on the unit cost of ethylene.

Ultracargo – The cost of services provided in 1Q05 amounted to R$ 37 million, an increase of 32%, compared to 1Q04. This increase was due to the (i) higher volume transported/stored; (ii) increase of 53% in depreciation, as a result of investments made; and (iii) the increase in the unit cost of fuel, tires and maintenance parts.

Selling, General and Administrative Expenses – In the quarter, Ultrapar recorded an increase of 10% in consolidated SG&A expenses, compared to the same period in 2004, amounting to R$ 137 million.

Ultragaz – SG&A expenses for Ultragaz amounted to R$ 73 million in 1Q05, an increase of 4% in relation to 1Q04. This increase was due basically to higher personnel expenses, specially a consequence of the collective wage increases celebrated in March and September 2004 and a higher annual payment of employee profit-sharing.

Oxiteno – SG&A expenses amounted to R$ 52 million in the quarter, an increase of 17% compared to 1Q04. Sales expenses increased up 15% as a result of the 10% increase in volume sold and the higher domestic and international freight costs. Administrative expenses increased by 18% as a result of higher personnel expenses, due to (i) collective wage increases celebrated in 2004, (ii) an increase in employee profit-sharing, in line with the improved performance of Oxiteno, and (iii) the increase of 7% in the workforce.

Ultracargo – SG&A expenses at Ultracargo amounted to R$ 14 million in 1Q05, an increase of 19%, compared to 1Q04, principally due to the rise in personnel expenses, as a result of the collective wage increases celebrated in 2004 and the increase in the workforce due to the expansion in operations.

EBITDA – Ultrapar reported consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) of R$ 168 million in 1Q05, an increase of 23%, compared to 1Q04.

Ultragaz – Ultragaz reported EBITDA of R$ 45 million, 21% lower than in the 1Q04, due principally to the 4% reduction in sales volume and a consequent lower scale in the dilution of expenses.

Oxiteno – Oxiteno ended 1Q05 with EBITDA of R$ 111 million, soaring 63% when compared to 1Q04. In this period, EBITDA/ton jumped by 49%, from R$ 623/ton in 1Q04 to R$ 928/ton in 1Q05, despite the 8% appreciation in the Brazilian real against the US dollar between the periods. Oxiteno's good result was due principally to the higher sales volume, an improved sales mix - directing export sales to Argentina– and the increase in international prices.

Ultracargo – Ultracargo reported EBITDA of R$ 10 million in 1Q05, the same level as that reported in the same period in 2004.

1st Quarter 2005

EBITDA (in R$ million)

Financial Results – Ultrapar reported a 32% improvement in its financial results, represented by an expense of R$ 9 million in 1Q05, compared to an expense of R$ 13 million in 1Q04. The main factors behind the reduction in financial expenses were (i) the reduction in net debt, of R$ 135 million in 1Q04 to R$ 18 million in 1Q05 and (ii) the reducing to zero of the rates of PIS and Cofins taxes on our financial revenues.

Net Income – Consolidated net income in 1Q05 amounted to R$ 101 million, an increase of 60% in relation to 1Q04.

Investments – Total investment (CAPEX) in the quarter amounted to R$ 51 million, distributed as follows:

  At Ultragaz, directed principally to the renewal of its vehicle fleet, the replacement of cylinders and the expansion of the small bulk segment (UltraSystem).

  At Oxiteno, invested principally in expanding its specialty chemicals production capacity, particularly ethoxylates, as well as in the improvement of quality and productivity.

  At Ultracargo, allocated to the completion of the Intermodal Terminal at Santos and the expansion of its fleet.
			Consolidated Investments, including the acquisition of equity stakes and net of disposals R$ million

CAPEX* 1Q05	R$ mm	% of Total

Ultragaz	15	30%
Oxiteno	18	35%
Ultracargo	18	35%
Ultrapar	51	100%

*Net of disposals

1st Quarter 2005

Ultrapar in the Capital Markets

The shares of Ultrapar depreciated by 3.0% in the first quarter of 2005. In the same period, the Ibovespa and the IBX indexes appreciated by 1.6% and 4.1%, respectively. The average daily volume traded in Ultrapar's shares in 1Q05 amounted to R$ 5.8 million, an increase of 140% compared to the same period in 2004.

Outlook

At Oxiteno, the investments in expanding production capacity, together with the growth in the economy and the current focus on specialty chemicals, should maintain the differentiated level of profitability in the sector. Ultragaz will to continue its process of restructuring its distribution chain as well as focusing its efforts on reducing costs and increasing productivity. At Ultracargo, the Intermodal Terminal at Santos is in its pre-operational phase and is likely to become operational in mid-May. We are continuing to seek and identify sustainable growth opportunities in our businesses, attentive to the future of the global petrochemical industry, the global transformations taking place in the LPG distribution sector and the opportunities arising from the need for logistics infrastructure in Brazil.

Forthcoming Events

Conference Call / Webcast for market analysts: May 9, 2005

Ultrapar will be holding a conference call for market analysts, on May 9, 2005, to comment on the Company's performance in the first quarter of 2005. The presentation will be available for download from the company's website one hour before the start of the conference call.

International conference call: 11:00 a.m. (US EST) / 12:00 (Brazil)
Participants in Brazil: 0-800-891-3951
Participants in the US: 1-800-322-0079
Other International participants: +1 (973) 935-2100
Code: 6009327 or Ultrapar

Brazilian conference: 10:00 am (US EST) / 11:00 am (Brazil)
Telephone number for registration: 55 11 2103-1686
Address for registration: conferencecall@wittel.com.br
Code: Ultrapar
Please dial your connection five minutes before the conference call is due to start, to ++55 11 2101-1490

WEBCAST live via Internet on site www.ultra.com.br. Please connect 15 minutes in advance.

1st Quarter 2005

Operational and Market Information

Financial focus	1Q05	1Q04	4Q04

Ultrapar - EBITDA margin	15%	13%	15%
Ultrapar - net margin	9%	6%	9%

Productivity	1Q05	1Q04	4Q04

EBITDA R$/ton Ultragaz	128	154	167
EBITDA R$/ton Oxiteno	928	623	878

Focus on Human Resources	1Q05	1Q04	4Q04

Number of employees: Ultrapar	6,789	6,494	6,724
Number of employees: Ultragaz	4,423	4,333	4,438
Number of employees: Oxiteno	1,150	1,095	1,121
Number of employees: Ultracargo	1,011	850	966

Focus on Capital Markets	1Q05 [3]	1Q04	4Q04

Number of shares (m)	80,145	69,691	69,691
Market value – R$ million	3,614	2,418	3,367

Bovespa
Average daily volume (‘000 shares)	81,615	48,036	86,386
Average daily financial volume (R$ ’000)	3,726	1,738	4,211
Average price (R$ / ’000 shares )	45.10	36.20	48.75

NYSE
Number of ADRs[1] (‘000 ADRs)	5,767	4,507	4,984
Average daily volume (ADRs)	45,124	17,770	32,511
Average daily financial volume (US$ ’000)	775	222	589
Average price (US$ / ADRs)	16.70	12.48	18.11

Total[2]
Average daily volume (’000 shares )	126.739	65,806	118,897
Average daily financial volume (R$ ’000)	5.747	2,378	5,837

1	1 ADR = 1000 preferred shares
2	Total = BOVESPA + NYSE
3	Takes into account the stock dividend distributed to the shareholders of Ultrapar, in the proportion of 15 preferred shares for each 100 common or preferred shares outstanding, in accordance with the meeting of the company’s Board of Directors, held on February 2, 2005.

All financial information is presented according to the accounting principles laid down in Brazilian Corporate Legislation (BR GAAP). All figures are expressed in Brazilian reais, except for the amounts on page 16, which are expressed in US dollars and were obtained using the average rate of exchange (commercial dollar rate) for the corresponding periods.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecast. Therefore, the reader should not base investment decisions solely on these estimates.

For additional information please contact: Investor Relations Department - Ultrapar Participações S.A. (55 11) 3177-6695 invest@ultra.com.br www.ultra.com.br

1st Quarter 2005

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	MAR	MAR	DEC

	2005	2004	2004

ASSETS
Cash and cash equivalents	152.6	465.0	558.3
Trade accounts receivable	365.5	342.7	369.3
Inventories	245.9	164.6	206.0
Other	122.9	173.8	122.7

Total Current Assets	886.9	1,146.1	1,256.3

Investments	34.2	33.3	31.8
Property, plant and equipment	1,051.5	977.2	1,047.4
Deferred charges	96.7	99.3	99.8
Long term investments	347.7	-	38.8
Other long term assets	112.0	91.0	104.5

Total Long Term Assets	1,642.1	1,200.8	1,322.3

TOTAL ASSETS	2,529.0	2,346.9	2,578.6

LIABILITIES
Loans and financing	290.0	156.7	293.0
Suppliers	78.2	107.2	102.0
Payroll and related charges	63.2	57.2	94.1
Taxes	17.0	31.6	14.8
Other accounts payable	21.5	18.2	92.6

Total Current Liabilities	469.9	370.9	596.5

Loans and financing	227.9	443.4	258.1
Income and social contribution taxes	32.5	28.8	32.1
Other long term liabilities	68.4	52.0	63.2

Total Long Term Liabilities	328.8	524.2	353.4

TOTAL LIABILITIES	798.7	895.1	949.9

STOCKHOLDERS' EQUITY
Capital	898.8	664.0	664.0
Capital reserve	0.2	-	0.1
Revalution reserves	16.0	17.4	16.4
Profit reserves	685.3	674.3	920.0
Retained earnings	101.1	63.5	-

Total Stockholders' Equity	1,701.4	1,419.2	1,600.5

Minority Interests	28.9	32.6	28.2

TOTAL STOCKHOLDERS' EQUITY & M.I.	1,730.3	1,451.8	1,628.7

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	2,529.0	2,346.9	2,578.6

Cash and Long term investments	500.3	465.0	597.1
Debt	517.9	600.1	551.1

Net cash (debt)	(17.6)	(135.1)	46.0

1st Quarter 2005

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais (except per share data) - Accounting practices adopted In Brazil

	QUARTERS ENDED IN			ACCUMULATED

	MAR	MAR	DEC	MAR	MAR

	2005	2004	2004	2005	2004

Net sales and services	1,137.0	1,050.6	1,220.0	1,137.0	1,050.6

Cost of sales and services	(878.2)	(833.8)	(931.7)	(878.2)	(833.8)

Gross profit	258.8	216.8	288.3	258.8	216.8

Operating expenses
Selling	(43.7)	(41.8)	(49.4)	(43.7)	(41.8)
General and administrative	(62.2)	(51.2)	(67.5)	(62.2)	(51.2)
Depreciation and amortization	(31.4)	(31.7)	(30.7)	(31.4)	(31.7)

Other operating income (expenses)	1.2	1.4	1.1	1.2	1.4

Income before equity and financial
results	122.7	93.5	141.8	122.7	93.5

Financial results	(8.8)	(13.0)	(9.5)	(8.8)	(13.0)
Financial income	13.1	13.7	22.5	13.1	13.7
Financial expenses	(15.8)	(19.6)	(26.2)	(15.8)	(19.6)
Taxes on financial activities	(6.1)	(7.1)	(5.8)	(6.1)	(7.1)
Equity in earnings (losses) of affiliates
Affiliates	(0.1)	0.1	-	(0.1)	0.1

Nonoperating income (expense)	(1.8)	(2.8)	(3.9)	(1.8)	(2.8)

Income before taxes and profit sharing	112.0	77.8	128.4	112.0	77.8

Income and social contribution taxes	(31.4)	(27.7)	(46.7)	(31.4)	(27.7)

Benefit of tax holidays	20.9	13.4	29.3	20.9	13.4

Income before minority interest	101.5	63.5	111.0	101.5	63.5

Minority interest	(0.7)	(0.4)	(1.2)	(0.7)	(0.4)

Net Income	100.8	63.1	109.8	100.8	63.1

EBITDA	168.2	136.9	185.9	168.2	136.9
Depreciation and amortization	45.5	43.5	44.1	45.5	43.5
Investments	50.9	52.9	82.7	50.9	52.9

RATIOS

Earnings / 1000 shares - R$	1.31	0.91	1.57	1.31	0.91

Net debt / Stockholders' equity	0.01	0.09	Na	-	-
Net debt / LTM EBITDA	0.03	0.25	Na	-	-
Net interest expense / EBITDA	0.05	0.09	0.05	0.05	0.09
Gross margin	23%	21%	24%	23%	21%
Operating margin	11%	9%	12%	11%	9%
EBITDA margin	15%	13%	15%	15%	13%

(*) benefits on tax holidays for subsidiaries, previously expressed as part of the "equity in earnings (losses)", have been reclassified in accordance with the guidelines from the CVM (Brazilian Securities Commission), set out in Official Circular/CVM/SNC/SEP Nº 01/2005 of February 25, 2005.

1st Quarter 2005

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED CASH FLOW STATEMENT
In millions of reais - Accounting practices adopted in Brazil

	MAR

	2005	2004

Cash Flows from operating activities	64.5	44.2
Net income	100.8	63.1
Minority interest	0.7	0.4
Depreciation and amortization	45.5	43.5
Working capital	(87.3)	(68.5)
Financial expenses (A)	6.1	8.1
Other (B)	(1.3)	(2.4)

Cash Flows from investing activities	(54.5)	(54.4)
Additions to property, plant, equipment and deferred charges (C)	(50.9)	(52.2)
Acquisition of minority interests (including treasury shares)	-	(0.7)
Other	(3.6)	(1.5)

Cash Flows from financing activities	(106.8)	(78.9)
Short term debt, net	(34.0)	(28.0)
Issuances	12.8	178.8
Debt payments	(18.1)	(190.5)
Related companies	0.2	0.2
Dividends paid (D)	(71.8)	(39.0)
Other	4.1	(0.4)

Net increase (decrease) in cash and cash equivalents	(96.8)	(89.1)

Cash and cash equivalents at the beginning of the period	597.1	554.1

Cash and cash equivalents at the end of the period (E)	500.3	465.0

Supplemental disclosure of cash flow information
Cash paid for interest (F)	5.4	6.4
Cash paid for taxes on income (F)	8.0	9.8

(A)	Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B)	Comprised mainly of accrued and deferred taxes and, cost of permanent asset sold
(C)	Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.
(D)	Including dividends paid by Ultrapar and its subsidiaries.
(E)	Included Long term investments.
(F)	Included in cash flow from operating activities.

1st Quarter 2005

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	MAR	MAR	DEC

	2005	2004	2004

OPERATING ASSETS
Trade accounts receivable	156.1	172.4	157.8
Inventories	30.9	28.8	29.5
Other	34.1	58.9	37.4
Property, plant & equipment	441.2	477.6	453.9
Deferred charges	67.6	65.5	68.7

TOTAL OPERATING ASSETS	729.9	803.2	747.3

OPERATING LIABILITIES
Suppliers	17.8	41.3	17.4
Payroll and related charges	31.3	29.2	37.5
Taxes	2.8	2.2	2.7
Other accounts payable	4.7	3.7	5.2
TOTAL OPERATING LIABILITIES	56.6	76.4	62.8

     ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	MAR	MAR	DEC	MAR	MAR

	2005	2004	2004	2005	2004

Net sales and services	672.3	705.2	726.3	672.3	705.2

Cost of sales and services	(583.1)	(607.4)	(615.2)	(583.1)	(607.4)

Gross profit	89.2	97.8	111.1	89.2	97.8
Operating expenses
Selling	(23.5)	(24.2)	(26.7)	(23.5)	(24.2)
General and administrative	(20.1)	(16.3)	(21.9)	(20.1)	(16.3)
Depreciation and amortization	(29.2)	(29.5)	(28.6)	(29.2)	(29.5)

Other operating results	(0.2)	0.1	0.9	(0.2)	0.1

EBIT	16.2	27.9	34.8	16.2	27.9

EBITDA	45.4	57.4	63.4	45.4	57.4
Depreciation and amortization	29.2	29.5	28.6	29.2	29.5

RATIOS

Gross margin	13%	14%	15%	13%	14%
Operating margin	2%	4%	5%	2%	4%
EBITDA margin	7%	8%	9%	7%	8%

1st Quarter 2005

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	MAR	MAR	DEC

	2005	2004	2004

OPERATING ASSETS
Trade accounts receivable	189.5	152.8	192.5
Inventories	212.4	133.6	174.0
Other	37.2	46.3	32.8
Property, plant & equipment	408.5	367.4	402.1
Deferred charges	5.4	4.8	4.0

TOTAL OPERATING ASSETS	853.0	704.9	805.4

OPERATING LIABILITIES
Suppliers	52.6	57.5	75.9
Payroll and related charges	22.6	20.6	47.0
Taxes	7.0	17.6	6.7
Other accounts payable	18.4	13.5	16.8

TOTAL OPERATING LIABILITIES	100.6	109.2	146.4

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	MAR	MAR	DEC	MAR	MAR

	2005	2004	2004	2005	2004

Net sales	422.8	310.6	452.7	422.8	310.6
Cost of goods sold
Variable	(241.7)	(180.4)	(259.0)	(241.7)	(180.4)
Fixed	(20.7)	(20.2)	(25.8)	(20.7)	(20.2)
Depreciation and amortization	(8.4)	(8.0)	(8.3)	(8.4)	(8.0)

Gross profit	152.0	102.0	159.6	152.0	102.0
Operating expenses
Selling	(20.1)	(17.5)	(22.6)	(20.1)	(17.5)
General and administrative	(30.1)	(25.4)	(33.6)	(30.1)	(25.4)
Depreciation and amortization	(1.9)	(1.7)	(1.9)	(1.9)	(1.7)

Other operating results	1.3	1.1	-	1.3	1.1

EBIT	101.2	58.5	101.5	101.2	58.5

EBITDA	111.4	68.2	111.7	111.4	68.2

Depreciation and amortization	10.2	9.7	10.2	10.2	9.7
RATIOS
Gross margin	36%	33%	35%	36%	33%
Operating margin	24%	19%	22%	24%	19%
EBITDA margin	26%	22%	25%	26%	22%

1st Quarter 2005

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	MAR	MAR	DEC

	2005	2004	2004

OPERATING ASSETS
Trade accounts receivable	21.1	18.0	20.5
Inventories	2.6	2.2	2.5
Other	6.3	4.9	4.6
Property, plant & equipment	191.4	121.5	181.0
Deferred charges	6.5	3.1	5.4

TOTAL OPERATING ASSETS	227.9	149.7	214.0

OPERATING LIABILITIES
Suppliers	8.9	8.4	10.1
Payroll and related charges	9.2	7.2	9.2
Taxes	4.3	5.3	2.4

Other accounts payable	2.0	1.9	2.1

TOTAL OPERATING LIABILITIES	24.4	22.8	23.8

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	MAR	MAR	DEC	MAR	MAR

	2005	2004	2004	2005	2004

Net sales and services	54.3	44.8	52.7	54.3	44.8

Cost of sales and services	(36.7)	(27.9)	(34.9)	(36.7)	(27.9)

Gross profit	17.6	16.9	17.8	17.6	16.9

Operating expenses
Selling	(0.1)	(0.1)	(0.2)	(0.1)	(0.1)
General and administrative	(13.3)	(11.0)	(13.9)	(13.3)	(11.0)
Depreciation and amortization	(0.1)	(0.2)	(0.1)	(0.1)	(0.2)
Other operating results	-	0.3	0.4	-	0.3

EBIT	4.1	5.9	4.0	4.1	5.9

EBITDA	10.0	9.9	9.1	10.0	9.9
Depreciation and amortization	5.9	4.0	5.1	5.9	4.0

RATIOS

Gross margin	32%	38%	34%	32%	38%
Operating margin	8%	13%	8%	8%	13%
EBTIDA margin	18%	22%	17%	18%	22%

1st Quarter 2005

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	MAR	MAR	DEC	MAR	MAR

(US$ millions)	2005	2004	2004	2005	2004

Net sales and services
Ultrapar	426.6	362.8	437.8	426.6	362.8
Ultragaz	252.3	243.5	260.6	252.3	243.5
Oxiteno	158.6	107.3	162.5	158.6	107.3
Ultracargo	20.4	15.5	18.9	20.4	15.5

EBIT
Ultrapar	46.0	32.3	50.9	46.0	32.3
Ultragaz	6.1	9.6	12.5	6.1	9.6
Oxiteno	38.0	20.2	36.4	38.0	20.2
Ultracargo	1.5	2.0	1.4	1.5	2.0

Operating margin
Ultrapar	11%	9%	12%	11%	9%
Ultragaz	2%	4%	5%	2%	4%
Oxiteno	24%	19%	22%	24%	19%
Ultracargo	8%	13%	8%	8%	13%

EBITDA
Ultrapar	63.1	47.3	66.7	63.1	47.3
Ultragaz	17.0	19.8	22.8	17.0	19.8
Oxiteno	41.8	23.6	40.1	41.8	23.6
Ultracargo	3.8	3.4	3.3	3.8	3.4

EBITDA margin
Ultrapar	15%	13%	15%	15%	13%
Ultragaz	7%	8%	9%	7%	8%
Oxiteno	26%	22%	25%	26%	22%
Ultracargo	18%	22%	17%	18%	22%

Net income
Ultrapar	37.8	21.8	39.4	37.8	21.8

Net income/ 1,000 shares (US$)	0.49	0.31	0.57	0.49	0.31

1st Quarter 2005

ULTRAPAR PARTICIPAÇÕES S/A
LOANS, CASH AND MARKETABLE SECURITIES
In millions of reais - Accounting practices adopted in Brazil

Loans	Balance in March/2005
							Index/	Interest Rate %
	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated	Currency (*)	Minimum	Maximum
Foreign Currency
Eurobond	153.4	-	-	-	-	153.4	US$	3.5	3.5
Financings for Property Plant & Equipment	-	8.0	-	-	-	8.0	MX$ + TIIE (*)	2.0	2.0
Working capital loan	-	2.4	-	-	-	2.4	MX$ + TIIE(*)	1.4	1.4
Export prepayment, net of linked operations	-	91.3	-	-	-	91.3	US$	4.2	6.9
Foreign financing	-	32.0	-	-	-	32.0	US$ + LIBOR	2.0	2.0
National Bank for Economic
and Social Development - BNDES	15.7	3.1	0.9	-	-	19.7	UMBNDES (*)	9.0	10.9
Advances on Foreign Exchange Contracts	-	9.4	-	-	-	9.4	US$	2.7	3.4
.
Subtotal	169.1	146.2	0.9	-	-	316.2
.
Local Currency
National Bank for Economic	87.0	33.4	4.6	-	-	125.0	TJLP (*)	1.5	3.9
and Social Development - BNDES	-	13.3	-	-	-	13.3	IGP-M (*)	6.5	6.5
Agency for Financing Machinery and Equipment (FINAME)	1.8	3.5	33.5	-	-	38.8	TJLP (*)	1.8	4.9
Research and projects financing (FINEP)	-	24.6	-	-	-	24.6	TJLP (*)	(2.0)	(2.0)
.
Subtotal	88.8	74.8	38.1	-	-	201.7
.
Total	257.9	221.0	39.0	-	-	517.9
.
Composition per Annum
Up to 1 Year	191.5	89.5	9.0	-	-	290.0
From 1 to 2 Years	35.6	47.3	10.0	-	-	92.9
From 2 to 3 Years	17.1	29.9	10.5	-	-	57.5
From 3 to 4 Years	11.5	16.5	6.3	-	-	34.3
From 4 to 5 Years	2.2	37.8	3.2	-	-	43.2
.
Total	257.9	221.0	39.0	-	-	517.9
.
(*) TJLP - Long Term Interest Rate / IGPM - Market General Price Index / UMBNDES - BNDES Basket of Currencies / TIIE - Interbank Interest Rate Even

	Balance in March/2005

	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated

Cash and Long term investments	79.7	413.4	4.8	1.3	1.1	500.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date:	May 05, 2005	By:	/s/ Fábio Schvartsman

			Name:	Fábio Schvartsman
			Title:	Chief Financial and Investor Relations Officer

(Information and results for the first quarter 2005, May 4, 2005)